

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise East Coast Opportunistic REIT, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 16, 2024**
> **File No. 024-12398**

Dear Benjamin S. Miller:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024, letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 1. Please revise your cover page to clarify that you may also invest in assets in Europe.

Questions and Answers about this Offering
What kind of offering is this?, page 3

2.   We note your response to prior comment 5. Please revise your disclosure to clarify that any such brief pause will not cause you to accept or reject a subscription beyond your subscription acceptance period, as you state in your response.

Q: How will your NAV per share be calculated?, page 4

3.   We continue to consider your response to prior comment 6.

What is the purchase price for your common shares?, page 4

4.   We acknowledge your response to prior comment 7. As previously noted, there have been several occasions where you have experienced a change in NAV of greater than 5% but you have not made an interim filing in any of those instances during the interim period. We note your disclosure that if "a material event occurs in between updates of NAV that would cause [y]our NAV per share to change by 5% or more from the last disclosed NAV, [you] will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable." Please revise your disclosure here to disclose the times where your NAV per share changed by 5% or more, explain why you did not file a supplement in those circumstances, and to the extent applicable, add appropriate risk factor disclosure to reflect that you failed to do so and the impact this may have had on purchasers during those interim periods when the price did not reflect this change in NAV. In addition, please confirm that in determining your filing obligations with respect to filing supplements or post-qualification amendments, you will refer to the requirements of Rule 252(f)(2) and Rule 253(g) of Regulation A.

Conflicts of Interest, page 18

5.   We note your response to prior comment 12 and reissue. We note your disclosure that shareholders may only remove the manager for "cause" with a two-thirds vote. Please revise your disclosure here to clarify that this would lead to a 30-day (or in some cases, a 45-day) written notice period and that the manager could correct the issue and remain on.

Risks Related to our Sponsor and the Fundrise Platform
Our sponsor is a development stage company with limited operating history. . ., page 31

6.   We note your response to prior comment 18. Please revise the heading of this risk factor to clarify that you have been operating for over 8 years and that you have acquired multiple properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

7.   We acknowledge your response to prior comment 22. As previously noted, please revise to provide all of the property-related disclosure required by Items 14 and 15 of Form S-11. This should include not only disclosure related to your new properties but also for all of the properties, as appropriate to comply with the Item requirements, or explain why you believe this information is not required.

8.   We note your response to prior comment 23, and your revised disclosure that prices were determined on an arm's length basis. Please further revise to clarify whether you received

an appraisal regarding the values.

Our Investments, page 91

9.   We note your response to prior comment 3. Please revise your table in this section to reflect the interest you hold in your joint ventures and in footnotes please clarify the return structure with respect to each investment.

10.   We note your disclosure on page 92 of your purchase of a property in Largo, Florida through your investment in Fundrise Industrial JV 2, LLC. Please address the following:
- Please tell us the purchase price of the property.
- Please provide us with more information about the purchase transaction so that we may understand which entity purchased the property and your ownership interest in such entity. Your response should address, but not be limited to, if you directly purchased an ownership interest in Highpoint Commerce Center Controlled Subsidiary or if Fundrise Industrial JV 2, LLC purchased Highpoint Commerce Center Controlled Subsidiary.

Description of Our Common Shares
Distributions, page 97

11.   We note your response to prior comment 14. For each of the past two years, please disclose the total amount of each category used to pay distributions. For example, please disclose the amount paid from loan proceeds and the amount paid from offering proceeds.

12.   We note your response to prior comment 26, including that you have not established a distribution reinvestment plan. We also note your statement that investors may choose to use the proceeds of distributions to purchase additional shares. To the extent applicable in the future, please confirm to us your understanding that any shares issued in these circumstances will need to comply with the requirements of Regulation A, including that you will ensure your eligibility at the time of each investment and that the price of such shares would be included in the maximum offering amount you have available in any 12-month period under Regulation A.

General

13.   We note your response to prior comment 29, and your reference to a response letter dated May 11, 2021 with respect to a comment letter issued to Fundrise Real Estate Investment Trust, LLC. Please refer to our letters issued to Fundrise Real Estate Investment Trust, LLC, dated June 24, 2021, and June 30, 2021, in which we noted "we are unable to agree with your argument that the presentation of an aggregated Fundrise return in comparison to the Vanguard ETFs is reasonable. Please revise the investor letter to remove this disclosure," and "also remove the aggregated Fundrise returns from the investor letter." Further, please refer to your response dated June 28, 2021, in which you stated: "As to the disclosure contained in the investor letter, the comparisons of an aggregate Fundrise return versus Vanguard ETFs have been removed from the investor letter that is posted on the

Fundrise Platform." Please remove such aggregated disclosure and comparisons from your webpage and from the investor letters.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David H. Roberts, Esq.